[redacted]

10029706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANKERSON FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44th Street, Suite 200
(No. and Street)

PHOENIX, AZ 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. WILLIAM HANKERSON (602) 840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8800 E. RAINTREE DR., SUITE 210, SCOTTSDALE, AZ 85260
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM HANKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANKERSON FINANCIAL, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wm Hankerson
Signature

President
Title

Notary Public

TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep 5, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Hankerson Financial, Inc.:

We have audited the accompanying statements of financial condition of Hankerson Financial, Inc. (an S Corporation) as of December 31, 2009 and 2008 and the related statements of income, changes in shareholder's equity and cash flows for each of the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2009 and 2008, the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required under Rule 17a-5 of the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Scottsdale, Arizona
February 19, 2010

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Assets		
Cash	$ 860,788	$ 701,669
Commissions receivable	34,782	1,087,812
Other receivables	2,415	6,424
Mutual fund investments	7,696	4,741
Prepaid regulatory fees	1,313	513
Total current assets	$ 906,994	$ 1,801,159

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Liabilities		
Accounts payable	$ 5,203	$ 2,271
Commissions payable	7,569	95
Accrued liabilities	2,716	1,831
Total current liabilities	15,488	4,197
Shareholder's Equity		
Common stock, no par value, authorized 100,000 shares; 15,000 shares issued and outstanding at stated value	15,000	15,000
Retained earnings	876,506	1,781,962
Total shareholder's equity	891,506	1,796,962
Total liabilities and shareholder's equity	$ 906,994	$ 1,801,159

HANKERSON FINANCIAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Commission revenue	$ 279,127	$ 2,035,788
Commission expense	50,198	206,161
Net commission revenue	228,929	1,829,627
General and administrative expenses		
Salaries	36,000	33,000
Rent	18,000	18,000
Professional fees	15,956	13,530
Payroll taxes	2,858	2,636
Regulatory expenses	3,591	9,880
Other	4,176	527
Total general and administrative expenses	80,581	77,573
Income from operations	148,348	1,752,054
Other income		
Interest income	4,608	2,115
Other income (expense)	2,955	(2,195)
Total other income (expense)	7,563	(80)
Net income	$ 155,911	$ 1,751,974

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
Balance at December 31, 2007	15,000	$ 15,000	$ 129,988	$ 144,988
Distributions			(100,000)	(100,000)
Net income			1,751,974	1,751,974
Balance at December 31, 2008	15,000	15,000	1,781,962	1,796,962
Distributions			(1,061,367)	(1,061,367)
Net income			155,911	155,911
Balance at December 31, 2009	15,000	$ 15,000	$ 876,506	$ 891,506

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash Flows from Operating Activities		
Net income	$ 155,911	$ 1,751,974
Adjustments to reconcile net income to net cash flows from operating activities		
Unrealized (gain) loss on investments	(2,955)	4,970
Changes in assets and liabilities		
Commissions receivable	1,053,030	(1,078,555)
Other receivables	4,009	(4,345)
Prepaid regulatory fees	(800)	-
Accounts payable and accrued liabilities	3,817	4,045
Commissions payable	7,474	(9,162)
Net cash provided by operating activities	1,220,486	668,927
Cash Flows from Financing Activities		
Payment of distributions	(1,061,367)	(100,000)
Net cash used in investing activities	(1,061,367)	(100,000)
Net increase in cash	159,119	568,927
Cash, beginning of year	701,669	132,742
Cash, end of year	$ 860,788	$ 701,669

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated December 23, 1985 in the state of Arizona for the principle purpose of acting as a registered securities broker-dealer under the Securities and Exchange Act of 1934. The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense are recognized on the date the investment is funded by the investor. The Company records commissions receivable for commissions owed to the Company relating to the investment.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2009 and 2008, the Company did not have any cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. At December 31, 2009, bank balances exceeded the Federal Deposit Insurance Corporation's insurance limit by approximately $368,000.

Commissions and Other Receivables

Management believes that all receivables at December 31, 2009 are collectible, and as such, has not provided an allowance on these amounts. The Company determines any required allowance by considering a number of factors including the length of time accounts receivable are past due and the Company's previous loss history. The Company records a reserve account for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2009, approximately $27,000 of commissions receivable is due from affiliates.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mutual Fund Investments

The underlying assets of the mutual funds consist primarily of debt and equity securities. These investments are defined as trading securities and are stated at fair value. Fair value is determined by the fund as of the statement of financial condition date. Unrealized gains and losses are included in other income. At December 31, 2009 and 2008, the fair value of marketable securities is measured on a recurring basis using quoted market prices in an active market.

Financial instruments

Financial instruments consist primarily of cash, commissions and other receivables and accounts and commissions payable. Cash is stated at cost which approximates fair value. The carrying amount of commissions and other receivables and accounts and commissions payable approximates fair value due to the short-term maturities of these instruments.

Concentration of Credit Risk

A concentration of credit risk exists due to the fact that a significant portion of the income earned by the Company is received from limited liability companies in which the Company's shareholder is the managing member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and related notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2008 have been reclassified in order to conform with the 2009 presentation.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of Recent Accounting Pronouncements

Financial Accounting Standards Board (FASB) Codification – On July 1, 2009, the FASB Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for interim and annual periods ended after September 15, 2009.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognized in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 19, 2010, which is the date the financial statements were available for issue.

Income Taxes

The Company has elected S Corporation status for federal income tax reporting purposes. Accordingly, all federal income tax attributes are passed through to the Company's shareholder.

Effective January 1, 2009 the Company adopted FASB Accounting Standards Codification (ASC) 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any entity level uncertain tax positions. The Company is an S corporation and generally is not subject to tax. The Company files Federal and Arizona income tax returns and the shareholder is responsible for the tax on any income that is passed through.

2. RELATED PARTIES

The Company's sole shareholder also is the sole shareholder of a related entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses and may not represent the cost of obtaining such services from an unrelated entity. Additionally, as Dealer Manager for several oil and gas drilling limited liability companies (LLCs), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing member. The Company is paid a percentage of the distributable LLCs cash allocated to the Manager for its services.

A summary of related party transactions is as follows:

	2009	2008
Rent and related office expenses	$ 18,000	$ 18,000
Salary paid to William Hankerson	36,000	33,000
Total related party expense	$ 54,000	$ 51,000
Dealer manager fees earned	$ 239,032	$ 1,991,730

3. MUTUAL FUND INVESTMENTS

Amortized cost and fair value of marketable securities at December 31 are as follows:

2009	Amortized Cost	Gross Unrealized Gain	Market Value
Mutual fund	$ 3,898	3,798	$ 7,696

2008	Amortized Cost	Gross Unrealized Gain	Market Value
Mutual fund	$ 3,793	948	$ 4,741

4. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital of $858,930, of which $853,930 was in excess of its required net capital. The Company's net capital ratio (aggregate indebtedness/net capital) was .02 to 1 as of December 31, 2009. See the supplemental computation of net capital on page 13.

5. CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance at December 31, 2007	$ -
Activity	-
Balance at December 31, 2008	$ -
Activity	-
Balance at December 31, 2009	$ -

SUPPLEMENTAL SCHEDULES

HANKERSON FINANCIAL, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
COMPUTATION OF NET CAPITAL		
Total shareholder's equity	$ 891,506	$ 1,796,962
Deductions		
Other receivables	(30,109)	(1,093,420)
Other assets	(1,313)	(1,149)
Haircuts on securities		
Other securities	(1,154)	(711)
Net capital	858,930	701,682
Net capital required	5,000	5,000
Excess net capital	$ 853,930	$ 696,682
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$ 7,919	$ 4,102
Commissions payable	7,569	95
Aggregate indebtedness	$ 15,488	$ 4,197
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Percentage of aggregate indebtness to net capital	2%	1%
Ratio of aggregated indebtedness to net capital	.02 to 1	.01 to 1

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 AS OF DECEMBER 31, 2009

The Company operates pursuant to the (K)(2)(i) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of Hankerson Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hankerson Financial, Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 19, 2010

HANKERSON FINANCIAL, INC.

Financial Statements as of

December 31, 2009 and 2008

and Independent Auditors' Report

CONTENTS